NEWS RELEASE 07-10	March 13, 2007

FRONTEER ADDED TO THE TSX COMPOSITE INDEX AND INCREASES INTEREST IN LATIN AMERICAN MINERALS TO 20.03%

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that it has been added to the S&P/TSX Composite Index. The Standard & Poor’s Canadian Index Operations made the index change following the Quarterly S&P/TSX Composite Index Review. Changes will take effect at the market open of March 19, 2007.

The Company is also pleased to announce that it has agreed to acquire ownership of an additional 900,000 common shares of Latin American Minerals Inc. (LAT, TSX-V) (“Latin American”) representing an additional 2.98% of the issued and outstanding common shares of Latin American.

The acquisition is expected to close April 4, 2007. In addition to the 900,000 common shares that Fronteer has agreed to acquire, the Company has acquired 378,000 common shares and 189,000 share purchase warrants of Latin American since last reporting under applicable early warning requirements on its holdings of securities of Latin American. After completing the acquisition, Fronteer will own 6,210,000 common shares and 2,655,000 share purchase warrants of Latin American. Each share purchase warrant entitles the holder to acquire one common share at an exercise price of $0.35 until November 20, 2007.

Upon completion of the acquisition, Fronteer will own approximately 20.03% of the issued and outstanding common shares of Latin American and approximately 26.33% of the common shares of Latin American assuming exercise of the share purchase warrants of Latin American held by Fronteer and no other share purchase warrants.

The acquisition of the common shares was made through the facilities of the TSX-V for investment purposes. At its discretion, Fronteer may acquire additional securities of Latin American, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.06% interest in Aurora Energy Resources (AXU – TSX).

For further information on Fronteer or a copy of the Report Pursuant to National Instrument 62-103, visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations
Suite 1650 – 1055 West Hastings Street
Vancouver, BC V6E2E9
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including whether the Company will acquire or dispose of shares in LAT and expected closing date, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include regulatory intervention, the Company’s investment objectives and exploration results of LAT, as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.